Exhibit 99.1

TRANSALTA CORPORATION

STOCK OPTION PLAN

1.	The Plan

1.1 The stock option plan of TransAlta Corporation pursuant to which stock options can be granted was established effective April 29, 2010, and is hereby amended and restated effective January 1, 2017.

2.	Purpose

2.1 The purpose of the Plan is to encourage employees to promote the financial interests, growth and development of the Corporation by providing them with the opportunity through stock options to acquire a proprietary interest in the Corporation, to recognize the contribution of key employees to the success of the Corporation and to encourage such employees to remain in the employment of the Corporation.

3.	Definitions

Whenever used herein:

                     (a)             “Authorized Party” means the Participant, the Participant’s executor, or the Participant’s personal representative;

                     (b)             “Board” means the Board of Directors of TransAlta;

                     (c)             “CEO” means the Chief Executive Officer of TransAlta;

                     (d)             “Change of Control" means the occurrence after the effective date of this Plan of any of the following:

(i) the sale to or acquisition by a Holder (except TransAlta or a Subsidiary) of assets of TransAlta or its Subsidiaries having a fair market value greater than 50% of the fair market value of the assets of TransAlta and its Subsidiaries on a consolidated basis determined as of the date of the completion of the transaction or series of integrated transactions, whether such sale or acquisition occurs by way of a reorganization, recapitalization, consolidation, amalgamation, arrangement, merger, transfer, sale, business combination or similar transaction or series of integrated transactions;

(ii) any Holder becoming the beneficial owner, directly or indirectly, of 50% or more of the voting securities of TransAlta, except for any such acquisition (i) by TransAlta or a Subsidiary, or (ii) by any underwriter or underwriters temporarily holding voting securities pursuant to an offering of such voting securities;

(iii) any reorganization, recapitalization, consolidation, amalgamation, arrangement, merger, transfer, sale, business combination or other similar transaction or series of integrated transactions involving TransAlta, its Subsidiaries or its shareholders, where record holders of the voting securities of TransAlta immediately prior to such transaction or series of transactions hold less than 50% of the voting securities of TransAlta or of the continuing entity following the completion of such transaction or series of transactions; or

(iv) a change in the composition of the Board such that individuals who are members of the Board (the “incumbent board”) cease for any reason to constitute at least 50% of the Board, and for this purpose a new director will be considered a member of the incumbent board if the appointment or nomination for election of such new director was approved by at least a majority of the incumbent board;

“Committee” means the Human Resources Committee of the Board;

                     (e)             “Corporation” means TransAlta Corporation or its Subsidiaries as the context dictates;

                      (f)             “Fair Market Value” means, as of any date: (i) if the Shares are not then publicly traded, the value of such Shares on that date, as determined by the Board in its sole and absolute discretion; or (ii) if the Shares are publicly traded, the volume weighted average trading price of the Shares for the five trading days immediately preceding such date on the TSX or the principal national securities exchange on which the majority of the trading in the Shares occurs or, if the Shares are not listed or admitted to trading on the TSX or any national securities exchange, but are traded in the over-the-counter market, the closing sale price of a Share on that date or, if no sale is publicly reported, the average of the closing bid and asked prices on that date, as furnished by two members of the National Association of Securities Dealers, Inc. who make a market in the Shares selected from time to time by the Corporation for that purpose;

                     (g)             “Holder” means a person, a group of persons or persons acting jointly or in concert or persons associated or affiliated, within the meaning of the Securities Act (Ontario), with any of them;

                     (h)             “Insider” means an insider as defined by the Securities Act (Ontario) and also includes associates and affiliates of the insider; and "issuances to insiders" includes direct and indirect issuances to insiders;

                       (i)             “Option(s)” means a right or rights granted by the Board to purchase Shares under the Plan;

                       (j)             “Participant” means a non-union employee who has been designated as a Participant by the Board upon the advice of the CEO;

                     (k)             “Plan” means this TransAlta Corporation Stock Option Plan, as amended or restated from time to time;

                       (l)             “Retirement” means any circumstance (whether related to resignation, termination or otherwise) that results in a Participant meeting the criteria for retirement under a retirement plan of TransAlta or any of its Subsidiaries;

                   (m)             “Shareholder Plan” means the Shareholder Rights Plan dated October 13, 1992 between the Corporation and CIBC Mellon Trust Company, as the same may be amended from time to time, and any other similar plan adopted by the Corporation from time to time;

                       (n)          “Shares” means the common shares in the capital of the Corporation and includes any shares of the Corporation into which such common shares have been converted, reclassified, redesigned, subdivided, consolidated, exchanged or otherwise changed;

                     (o)             “Stock Option Agreement” means the agreement approved by TransAlta and signed by the Participant relating to the grant of Options under the Plan as such Stock Option Agreement may be amended from time to time;

                     (p)             “Subsidiary” means any corporation that is a subsidiary of TransAlta (as such term is defined in the Securities Act (Ontario), in force from time to time), including any joint venture partnership or limited partnership, which is directly or indirectly controlled by TransAlta;

                     (q)             “Termination Date” means a Participant’s last day of active employment and does not include any period of reasonable, contractual or statutory notice or any period deemed employment or salary continuance;

                      (r)             “TransAlta” means TransAlta Corporation or its Subsidiaries as the context dictates; and

                     (s)             “TSX” means the Toronto Stock Exchange;

4.	Administration

4.1 The Plan shall be administered by the Board. The Board shall have the right to delegate the administration and operation of the Plan, in whole or in part, to the Committee. Whenever used herein, or in the applicable Stock Option Agreement, the term “Board” shall be deemed to include the Committee. The Board is authorized to approve grants of Options in accordance with the Plan, to construe and interpret the Plan, to prescribe, amend, and rescind rules and regulations relating to the Plan and to make all determinations and take all actions necessary or advisable for the Plan’s administration. The Board shall act by vote or written consent of a majority of its members. Whenever the Plan authorizes or requires the Board to take any action, make any determination or decision or form any opinion, then any such action, determination, decision or opinion by the Board shall be in the absolute discretion of the Board.

4.2 The Board shall in its sole and absolute discretion: (i) grant Options to Participants; (ii) interpret and administer the Plan; (iii) establish, amend and rescind any rules and regulations relating to the Plan; (iv) establish conditions relating to the vesting of Options; and (v) make any and all other determinations that the Board deems necessary or desirable for the administration of the Plan.

5.	Eligibility and Participation

5.1 The individuals who may be eligible to participate in the Plan are non-union employees of TransAlta who, upon the advice of the CEO, are designated as Participants by the Board. Notwithstanding anything to the contrary herein, the Board shall determine when and to what extent individuals otherwise eligible for consideration shall become or cease to be Participants for purposes of this Plan and shall determine when, and under what circumstances, any individual shall be considered to have terminated employment for purposes of the Plan.

5.2 The Plan does not grant to any Participant the right to be or to continue to be employed by TransAlta or any of its Subsidiaries. The use of the Plan to determine any or all of a Participant’s compensation is entirely at the discretion of the Board. This Section 5.2 applies notwithstanding any other provision of the Plan.

6.	Shares Subject to Plan

6.1 The aggregate number of Shares that may be issued pursuant to the exercise of Options shall not exceed at any time 13,000,000 Shares of the Corporation, which shall be made available from the authorized but unissued Shares of the Corporation that have been reserved for issuance upon exercise of Options granted under the Plan. If an Option expires, terminates, ceases to be exercisable or is surrendered before being exercised or without having been exercised in full, then the Shares that were subject to the Option but which were not issued pursuant to the exercise of the Option shall, unless the Plan has been terminated, become available for issuance pursuant to the exercise of Options under the Plan, all within the maximum limitation stated above.

6.2 Notwithstanding the foregoing, the aggregate number of Shares that may be issued at any time under the Plan and any other share compensation arrangements of the Corporation shall not exceed 13,000,000 Shares in the aggregate.

6.3 In addition to the foregoing, the aggregate of the number of Shares: (i) issued to insiders, within any one-year period, and (ii) issuable to insiders at any time, under the Plan, or when combined with all of the Corporation’s other security based compensation arrangements, may not exceed 10% of the Corporation’s total issued and outstanding Shares, respectively.

7.	Granting of Options

7.1 The Board may from time to time grant Options to Participants. The Board delegates the authority to the CEO to grant Options to Participants below the CEO’s direct reports up to a grant value maximum of one million dollars per year in the aggregate. Subject to the terms of the Plan, the size and terms and conditions of the Option(s) to be granted to each Participant shall be at the discretion of the Board. Notwithstanding such discretion, at any time, the number of Shares that may be acquired by any single Participant pursuant to the exercise of Options under the Plan and pursuant to all other share compensation arrangements of the Corporation, cannot exceed five (5%) percent of the outstanding number of Shares (and for this purpose, the “outstanding number of Shares” is the number outstanding at a particular time, less the number of Shares that have been issued pursuant to the exercise of Options in the previous year).

8.	Exercise Price

8.1 The exercise price of an Option shall be fixed by the Board when an Option is granted but such price shall not be less than the last sale price of the Shares on the TSX, or on such other exchange on which the Shares may be listed, on the last business day prior to the day the Option is granted.

9.	Option Agreement

9.1 Each Option granted under the Plan will be evidenced by a written Stock Option Agreement between the Corporation and the Participant and, subject to the terms of the Plan, shall contain such terms and conditions as may be determined by the Board upon the advice of the CEO. The terms and conditions of the Stock Option Agreements need not be identical. The Stock Option Agreements shall include, among other things, the following:

                    (a)              the number of Options granted;

                    (b)              the exercise price of the Option;

                    (c)              any restrictions on exercise of the Option; and

                    (d)              the expiry date of the Option.

10.	Exercise of Option

10.1 An Option, or any portion thereof, may be exercised by an Authorized Party by delivering to the Corporation either: (i) a written notice of exercise signed by the Authorized Party specifying the number of Shares with respect to which the Option is being exercised and accompanied by payment in full of the purchase price of the Shares; or (ii) a written notice of cancellation signed by the Authorized Party in which the Authorized Party agrees that all of the rights of the Authorized Party relating to the number of Options specified in such notice shall be exchanged by the Authorized Party and immediately thereafter cancelled in exchange for, and in consideration of, the issuance by TransAlta to the Authorized Party of such number of Shares as is determined by subtracting the exercise price for the Options being so cancelled from the Fair Market Value of the Shares that were issuable under the Options being cancelled on the date of cancellation and then dividing that product by the Fair Market Value of one Share on the date of cancellation, which number of Shares shall be issued by TransAlta to the Participant.

10.2 For greater certainty, in the event Options are exercised in accordance with (ii) above, resulting in the cancellation of a portion of such Options in association with such exercise, the Shares issuable upon the exercise of such cancelled Options shall not return to the pool of Shares available for reservation for issuance upon exercise of Options granted under the Plan.

11.	Alterations in Shares

11.1 Appropriate adjustments in the number of Shares to be issued pursuant to the exercise of an Option and in the exercise price for an Option shall be made by the Corporation to give effect to adjustments in the number of Shares of the Corporation resulting from:

(i)	subdivisions or consolidations of the Shares of the Corporation, the payment of stock dividends, the issuance of rights to subscribe for Shares or securities of the Corporation (other than rights issued under the Shareholder Plan); or
(ii)	the operation of the Shareholder Plan (but not the issue of rights under the Shareholder Plan) including, without limiting the generality of the foregoing, the rights issued thereunder becoming severable from the Shares and exercisable on a dilutive basis (unless the Participant is a person whose rights would be voided if he was a holder of rights under the Shareholder Plan, in which case no adjustment shall be made to the number of Shares to be issued pursuant to the exercise of an Option and to the exercise price for an Option), or other similar changes in the share capital of the Corporation.

11.2 If there is a reclassification of the Shares of the Corporation, adequate provision shall be made by the Corporation so that there shall be substituted under the Option the Shares,

securities or property which would have been issuable or payable to the Participant had the Participant then been the holder of record of the number of the Shares then subject to the unexercised portion of the Option.

11.3 Any shares, securities or property added to or substituted for the Shares under the Option shall be subject to adjustment in the same manner and to the same extent as the Shares originally covered by the Option. No fractional Shares shall be issued upon the exercise of the Option.

12.	Change of Control

12.1 In the event of a Change of Control, such as a proposed merger or amalgamation of TransAlta with one or more other corporations, an offer by any person to purchase all of the outstanding Shares of TransAlta, a sale or distribution of all or substantially all of TransAlta’s assets to any other person or any arrangement or corporate reorganization not otherwise provided for herein, the Board may, in its sole and absolute discretion and without the need for the consent of any Participant, take one or more of the following actions contingent upon the occurrence of that Change of Control:

                    (a)              cause any or all outstanding Options to become vested and immediately exercisable, in whole or in part;

                    (b)              cause any outstanding Option to become fully vested and immediately exercisable for a reasonable period in advance of the Change of Control and, to the extent not exercised prior to that Change of Control, cancel that Option upon closing of the Change of Control;

                    (c)              cancel any Option in exchange for a substitute award; or

                    (d)              with respect to any Option held by a Participant, cancel that Option in exchange for cash and/or other substitute consideration with a value equal to: (A) the number of Shares subject to that Option, multiplied by (B) the difference, if any, between the Fair Market Value per Share on the date of the Change of Control and the exercise price of that Option; provided, that if the Fair Market Value per Share on the date of the Change of Control does not exceed the exercise price of any such Option, the Board may cancel that Option without any payment of consideration therefor.

12.2 At the discretion of the Board, any cash or substitute consideration payable upon cancellation of an Option may be subjected to (i) vesting terms substantially identical to those that applied to the cancelled Option immediately prior to the Change of Control, or (ii) earn-out, escrow, holdback or similar arrangements, to the extent such arrangements are applicable to any consideration paid to holders of Shares in connection with the Change of Control.

13.	Expiry of Options

13.1 Subject to Section 14, Options granted under the Plan shall expire on the date so established by the Board, but in no event later than the tenth anniversary of the date the Option was granted.

14.	Ceasing to be an Employee

14.1 If the employment of a Participant is terminated by reason of death and the Participant has not fully exercised any then outstanding Options, or if a Participant dies after Retirement without having fully exercised any then outstanding Options, then all unvested Options shall immediately vest and all Options shall be exercisable by the Authorized Party until the earlier of (a) one year after the Termination Date, and (b) the normal expiry date of the Option, and not for more than that number of Shares for which the Participant could have exercised the Option immediately prior to such death.

14.2 If the employment of a Participant is terminated by reason of Retirement and the Participant has not fully exercised any then outstanding Options, then all unvested Options shall continue to vest in the ordinary course as outlined in the Stock Option Agreement and all Options shall be exercisable until the earlier of (a) thirty-six (36) months following the Participant’s Termination Date, and (b) the normal expiry date of the Option.

14.3 If the employment of a Participant is terminated by reason of termination without cause, other than in the case of a Retirement, the Participant may continue to exercise any then outstanding Options, to the extent they were exercisable on the Termination Date, until the earlier of (a) sixty (60) days following the Termination Date, and (b) the normal expiry date of the Option.

14.4 If the employment of a Participant is terminated by reason of termination with cause, any then outstanding Options will immediately expire on the Termination Date.

15.	Non-Assignability of Options

15.1 The interest of a Participant in an Option shall not be transferable or alienable by the Participant either by assignment or in any other manner during the Participant’s lifetime but shall enure to the benefit of the Participant’s executors or personal representatives to the extent provided in Section 14.1.

16.	Rights as a Shareholder

16.1 A Participant shall have no rights whatsoever as a shareholder in respect of his or her Options (including any right to receive dividends or other distributions) until and to the extent that such person exercises his or her Option to purchase Shares.

17.	Conditions Precedent to Exercise of Option

17.1 The exercise of each Option granted under this Plan shall be subject to the condition that if at any time the Corporation shall determine in its discretion that the satisfaction of withholding tax or other withholding liabilities, or that the listing, registration or qualification of any shares otherwise deliverable upon such exercise upon any securities exchange or under any law, or the consent or approval of any regulatory body, is necessary or desirable as a condition of, or in connection with, such exercise or the delivery or purchase of shares thereunder, then in any such event such exercise shall not be effective unless such withholding, listing, registration, qualification, consent or approval shall have been effected or obtained free of any conditions not acceptable to the Corporation.

18.	Amendment and Termination of Plan

18.1 The Board may, at any time, amend or revise the terms of this Plan, subject to the receipt of all necessary regulatory approvals, provided that no such amendment or revision shall alter the terms of any Options previously granted under the Plan. The Board may also, at any time, amend or revise the terms of any Options previously granted under the Plan, subject to the receipt of all necessary regulatory approvals and the approval of the applicable optionholder. The Board has the discretion to make amendments which it may deem necessary, without having to obtain shareholder approval. Such changes include, without limitation:

                    (a)          amendments of a minor nature as may be required from time to time to correct typographical or other minor errors;

                    (b)          a change to the vesting provisions of Options; and

                    (c)          a change to the termination provisions of Options which does not entail an extension beyond the original expiry date.

18.2 Notwithstanding Section 18.1, the following may not be amended without approval of the shareholders of the Corporation:

                    (a)          increases to the maximum number of Shares reserved for issuance under the Plan;

                    (b)          amendment to this Section 18 to grant additional powers to the Board to amend the Plan or entitlements without shareholder approval;

                    (c)          reduction in the exercise price of Options or other entitlements held by insiders;

                    (d)          extension of the term of Options held by insiders; and

                    (e)          changes to the insider participation limits which result in shareholder approval to be required on a disinterested basis.

18.3 The Board may at any time and from time to time by resolution terminate the Plan, but no such termination shall, except with the written consent of the Participants concerned, affect the terms and conditions of Options previously granted under the Plan to the extent that they have not been exercised, unless the rights of such Participants shall then have terminated or been wholly exercised.

19.	Internal Revenue Code 409A (Applicable to United States Taxpayers Only)

19.1 To the extent applicable, the Plan and Stock Option Agreement entered into pursuant to the Plan shall be interpreted in accordance with Section 409A of the United States Internal Revenue Code and Department of Treasury regulations and other interpretive guidance issued thereunder ("Section 409A"). Notwithstanding any provision of the Plan to the contrary, in the event that the Board determines that any Option may be subject to Section 409A, the Board may (without any obligation to do so or duty to indemnify any party for any failure to do so) adopt such amendments to the Plan and the applicable Stock Option Agreement or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, that the Board determines are necessary or appropriate to (a) exempt the Option from Section 409A and/or preserve the intended tax treatment of the benefits provided with respect to the Option, or (b) comply with the requirements of Section 409A and related and thereby avoid the application of penalty taxes under Section 409A.

I, Scott Jeffers, Assistant Corporate Secretary of TransAlta Corporation, hereby confirm that the foregoing is the definitive version of the TransAlta Corporation Stock Option Plan, including amendments made effective November 10, 1994, February 10, 1995, March 7, 1995, and ratified and approved by the holders of common shares at a meeting held on May 12, 1995, amended May 3, 2001, approved by holders of common shares at a meeting held on April 29, 2010, and further amended on October 17, 2016 to be effective January 1, 2017.

“Scott Jeffers” Scott Jeffers Assistant Corporate Secretary TransAlta Corporation